FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                       No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                       No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	First Supplemental Indenture, dated as of March 27, 2006, between Telecom Argentina S.A. as Issuer and The Bank of New York as Trustee, Registrar, Paying Agent and Transfer Agent for Series A Notes due 2014 and Series B Notes due 2011.

Item 1

TELECOM ARGENTINA S.A.

as Issuer

AND

THE BANK OF NEW YORK

as Trustee, Registrar, Paying Agent and Transfer Agent

First Supplemental Indenture

Dated as of March 27, 2006

Series A Notes due 2014 and Series B Notes due 2011

FIRST SUPPLEMENTAL INDENTURE, entered into as of March 27, 2006 (this “First Supplemental Indenture”), among TELECOM ARGENTINA S.A. (“Telecom Argentina”), a sociedad anónima organized under the laws of Argentina, with legal domicile at Avenida Alicia Moreau de Justo 50, 11th Floor, 1107 Buenos Aires, Argentina, incorporated on April 23, 1990 for a period ending on July 13, 2089 and registered with the Public Registry of Commerce on July 13, 1990 under No. 4750, Book 108, Volume A of Corporations and THE BANK OF NEW YORK, as trustee (the “Trustee”).

RECITALS

WHEREAS, Telecom Argentina and the Trustee have heretofore duly executed and delivered an Indenture, dated as of August 31, 2005, providing for the issuance of Telecom Argentina’s Series A Notes due 2014 and Series B Notes due 2011 (the “Notes”) issued pursuant to and in compliance with the Argentine Negotiable Obligations Law, Law No. 23,576, as amended;

WHEREAS, Telecom Argentina and the Trustee proposed to amend the Indenture (the “Amendment”) pursuant to Section 7.02 of the Indenture with the consent of the holders of the Notes (the “Holders”) obtained at a meeting of Holders held in accordance with Section 6.06 of the Indenture on March 27, 2006 (the “Meeting”), by executing this First Supplemental Indenture;

WHEREAS, at such Meeting the Amendment was approved by not less than a majority of the principal amount of Notes present or represented by proxy.

WHEREAS, all conditions and requirements necessary to make this First Supplemental Indenture a valid, binding and legal instrument in accordance with the terms of the Indenture have been performed and fulfilled and the execution and delivery hereof have been in all respects duly authorized; and

WHEREAS, the Trustee has agreed to act as Trustee under this First Supplemental Indenture on the terms and conditions set forth in the Indenture;

NOW, THEREFORE, in consideration of the premises herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is mutually covenanted and agreed as follows:

SECTION 1. Capitalized Terms. Capitalized terms used herein and not otherwise defined herein are used as defined in the Indenture.

SECTION 2. Amendments to the Indenture. The Indenture is hereby amended as follows:

(a) Section 1.01 of the Indenture and the corresponding provisions in the Notes are hereby amended by deleting in their entirety “Telecom Personal Permitted Capital Expenditures” and “Telecom Personal Distribution Payment” and all references in the Indenture and the Notes to “Telecom Personal Permitted Capital Expenditures” and “Telecom Personal Distribution Payment” are hereby deleted in their entirety.

(b) Section 3.17 of the Indenture captioned “Limitation on Capital Expenditures” is hereby amended by amending and restating paragraphs (a) and (c) thereof in their entirety to read as follows:

“(a) The Issuer will not, and will not permit any Restricted Subsidiary to, make any capital expenditure other than Permitted Capital Expenditures and Regulatory Capital Expenditures.”

“(c) This Section 3.17 shall not apply to any capital expenditures made by Núcleo or Telecom Personal.”

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(c) Section 3.21 of the Indenture captioned “Reinvestment of Dividends Paid by Telecom Personal” and the corresponding provision in the Notes hereby are deleted in their entirety and replaced with “Intentionally Omitted.”

SECTION 3. Effect of This First Supplemental Indenture. Upon the execution and delivery of this First Supplemental Indenture by Telecom Argentina and the Trustee, the Indenture and the Notes shall be modified in accordance herewith, and this First Supplemental Indenture shall form a part of the Indenture for all purposes; and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby. Upon the execution of this First Supplemental Indenture, the Amendment shall automatically take effect without the requirement of any further action by or notice to Telecom Argentina.

SECTION 4. Recitals. The recitals contained herein shall be taken as statements of Telecom Argentina and the Trustee assumes no responsibility for their correctness. The Trustee makes no representation as to the validity or sufficiency of this First Supplemental Indenture except that the Trustee represents that it is duly authorized to execute and deliver this First Supplemental Indenture and perform its obligations hereunder.

SECTION 5. Trust Indenture Act. If any provision hereof limits, qualifies or conflicts with a provision of the Trust Indenture Act that is required under the Trust Indenture Act to be a part of and govern this First Supplemental Indenture, the latter provision shall control. If any provision of this First Supplemental Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the provisions of the Trust Indenture Act as so modified or excluded hereby shall apply.

SECTION 6. Indenture Ratified. Except as otherwise expressly provided hereby, the Indenture is in all respects ratified and confirmed, and all the terms, provisions and conditions thereof shall be and remain in full force and effect.

SECTION 7. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 8. Execution in Counterparts. This First Supplemental Indenture may be signed in various counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

SECTION 9. Severability. In case any provision in this First Supplemental Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 10. Successors and Assigns. All covenants and agreements in this First Supplemental Indenture by Telecom Argentina shall bind its successors and assigns, whether so expressed or not.

SECTION 11. Governing Law. This First Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York without regard to the principles of conflicts of laws.

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IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the day and year first above written.

TELECOM ARGENTINA S.A.,
as Issuer

By
	Name:	Carlos Felices
	Title:	Chief Executive Officer

By
	Name:	Valerio Cavallo
	Title:	Chief Financial Officer

THE BANK OF NEW YORK,
as Trustee

By
Name:
Title:

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: April 12, 2006	By:	/s/ Gerardo Werthein
	Name:	Gerardo Werthein Vice-President
Title: